Filed by Arch Wireless, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission File No. 333-115769
Subject Company: Arch Wireless, Inc.
Subject Company: Metrocall Holdings, Inc.
Subject Company: USA Mobility, Inc.

     In connection with a proposed business combination transaction, USA Mobility, Inc. (formerly known as Wizards-Patriots Holdings, Inc.), the holding company in the proposed transaction (“Parent”), filed with the Securities and Exchange Commission (the “SEC”) an amended registration statement on Form S-4, which includes a form of joint proxy statement/prospectus of Arch Wireless, Inc. (“Arch”) and Metrocall Holdings, Inc. (“Metrocall”) and other relevant documents in connection with the proposed transaction. Investors of Arch and Metrocall are urged to read the definitive joint proxy statement/prospectus and other relevant materials because they will contain important information about Parent, Arch and Metrocall and the proposed transaction. The definitive joint proxy statement/prospectus will be sent to stockholders of Arch and Metrocall seeking their approval of the proposed transaction. Investors may obtain a free copy of these materials and other documents filed by Parent, Arch and Metrocall with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus, once it is available, also may be obtained from Arch Wireless, Inc., care of Bob Lougee, Lougee Consulting Group, 7 Bridgeton Way, Hopkinton, MA 01748, (tel.: 508-435-6117), or Metrocall Holdings, Inc., 6677 Richmond Highway, Alexandria, Virginia 22306, Attention: Shirley White (tel.: 703-660-6677). Investors also may access free copies of the documents filed with the SEC by Arch on Arch’s website at www.arch.com or upon written request to Arch at its address listed above, and investors may access free copies of the documents filed with the SEC by Metrocall on Metrocall’s website at www.metrocall.com or upon written request to Metrocall at its address indicated above.

     Arch and Metrocall and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Arch stockholders. The directors and executive officers of Arch include: William E. Redmond, Jr, Richard A. Rubin, Samme L. Thompson, James V. Continenza, Eric Gold, Carroll D. McHenry, Matthew Oristano, J. Roy Pottle and C. Edward Baker, Jr. The directors and executive officers of Metrocall include: Vincent D. Kelly, Royce Yudkoff, Eugene I. Davis, Nicholas A. Gallopo, David J. Leonard Brian O’Reilly, Steven D. Scheiwe, George Z. Moratis and Stan Sech. Stockholders may obtain additional information regarding the interests of such participants by reading the form of joint proxy statement/prospectus and, when it becomes available, the definitive joint proxy statement/prospectus.

Set forth below are written materials relating to the merger first published on or after the date hereof. These materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of the management of Arch and Metrocall and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in these materials include statements about future financial and operating results, synergies and the proposed merger of Arch and Metrocall. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed therein.

     Risks and uncertainties pertaining to the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Arch and Metrocall to obtain the stockholder and regulatory approvals required for the merger; the new company’s ability to successfully integrate the businesses of the two companies; unexpected costs involved in the merger or in the new company’s ability to achieve cost-cutting synergies; the impact of uncertainty surrounding the merger on the businesses of the two companies; the impact of competition or marketplace trends on the market for the companies’ products; and deterioration in the business of Arch or Metrocall prior to closing. Additional economic, business, competitive and/or regulatory factors affecting Arch’s and Metrocall’s businesses generally that may cause actual results to differ materially are discussed in their respective filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended December 31, 2003, each as amended by an Amendment No. 1 to Form 10-K filed on April 29, 2004. Arch and Metrocall do not undertake any obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

[What follows is a joint press release circulated by Arch Wireless, Inc. and Metrocall Holdings, Inc.]

NEWS RELEASE

For Immediate Release	Contacts:
Wednesday, October 6, 2004	For Arch: Bob Lougee (508) 435-6117
For Metrocall: Brett Mankey (703) 660-6677 Ext.6231

Metrocall, Arch Schedule Special Meetings of Stockholders
To Vote on Proposed Merger

Alexandria, VA and Westborough, MA (October 6, 2004) – Metrocall Holdings, Inc. (Nasdaq: MTOH) and Arch Wireless, Inc. (Nasdaq: AWIN, BSE: AWL) today announced that they have scheduled special meetings of stockholders of each company for 10:00 a.m. on Monday, November 8, 2004 to vote on their proposed merger. The record date for both meetings is October 7, 2004.

The special meeting of Metrocall stockholders will be held at Sheraton Suites, 801 North Saint Asaph Street, Alexandria, Virginia. The special meeting of Arch stockholders will be held at the offices of Wilmer Cutler Pickering Hale and Dorr, LLP, 60 State Street, Boston, Massachusetts.

Metrocall and Arch previously announced a merger agreement that would result in a combination of the two businesses into a holding company to be called USA Mobility, Inc. The transaction is subject to several conditions, including stockholder and regulatory approvals.

A definitive joint proxy statement/prospectus and related proxy materials is expected to be mailed to stockholders of each company on or about October 8, 2004. Metrocall and Arch investors are urged to read the definitive joint proxy statement/prospectus and other relevant materials on the proposed merger because they contain important information about Metrocall, Arch, USA Mobility and the proposed transaction.

Arch Wireless, Inc., headquartered in Westborough, Mass., is a leading wireless messaging and mobile information company with operations throughout the United States. It offers a full range of wireless messaging and wireless e-mail services, including mobile data solutions for the enterprise, to business and retail customers nationwide. Arch provides services to customers in all 50 states, the District of Columbia, Puerto Rico, Canada, Mexico and in the Caribbean principally through a nationwide direct sales force, as well as through indirect resellers, retailers and other strategic partners. Additional information on Arch is available on the Internet at http://www.arch.com.

Metrocall Wireless, Inc., headquartered in Alexandria, Virginia, is a leading provider of paging products and other wireless services to the business, government and healthcare communities. In addition to its reliable, nationwide one-way networks, Metrocall’s two-way network has the largest high-powered terrestrial ReFLEX footprint in the United States with roaming partners in Canada, Mexico and the Caribbean. Metrocall Wireless is the preferred ReFLEX wireless data network provider for many of the largest telecommunication companies in the United States that source network services and resell under their own brand names. In addition to traditional numeric, one-way text and two-way paging, Metrocall also offers wireless e-mail solutions, as well as mobile voice and data services through AT&T Wireless and Nextel. Also, Metrocall offers Integrated Resource Management Systems with wireless connectivity solutions for medical, business, government and other campus environments. Metrocall focuses on the business-to-business marketplace and supports organizations of all sizes. Additional information on Metrocall is available on the Internet at http://www.metrocall.com.

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